

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

Frank Guarino
Chief Financial Officer
(Principal Financial Officer)
Inergetics, Inc.
205 Robin Road, Suite 222
Paramus, NJ 07652

> **Re:** **Inergetics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File Number: 000-03338**

Dear Mr. Guarino:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements, page 40

Report of Independent Registered Public Accounting Firm

1. We note that your Form 10-K contains a copy of the previously issued report of your predecessor auditor Bagell, Josephs Levine & Company, LLC ("Bagell") and that Bagell has not reissued their report. The inclusion of a copy of a report in this manner does not comply with Rule 2-02 of Regulation S-X. Accordingly, the company should either:

    - Request that Bagell provide the company with a report that complies with Rule 2-02 of Regulation S-X and that the company file an amendment to Form 10-K with that revised report, or
    - Obtain a report on the financial statements for the period audited by Bagell from a new firm that is registered with the PCAOB. In this situation, as soon as possible, the

company should file an amendment to Form 10-K to label the financial statements as unaudited and hire a new accounting firm. Upon completion of the audit, the Company would need to file another amendment to Form 10-K to file the appropriate report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant